UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

ANN INC.

(Name of Issuer)

Common Stock, $0.0068 par value per share

(Title of Class of Securities)

035623107

(CUSIP Number)

Golden Gate Capital

One Embarcadero Center, 39th Floor

San Francisco, CA 94111

Attn: Stephen D. Oetgen

(415) 983-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGC Public Equities Opportunities, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Annual Report on Form 10-K of the Issuer, 46,218,873 shares of common stock were outstanding as of February 28, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGC Public Equities Opportunities Blocker Corporation, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON CO

*	As reported on the most recently filed Annual Report on Form 10-K of the Issuer, 46,218,873 shares of common stock were outstanding as of February 28, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Annual Report on Form 10-K of the Issuer, 46,218,873 shares of common stock were outstanding as of February 28, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Annual Report on Form 10-K of the Issuer, 46,218,873 shares of common stock were outstanding as of February 28, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGCOF Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Annual Report on Form 10-K of the Issuer, 46,218,873 shares of common stock were outstanding as of February 28, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGCOF Co-Invest Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Annual Report on Form 10-K of the Issuer, 46,218,873 shares of common stock were outstanding as of February 28, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Annual Report on Form 10-K of the Issuer, 46,218,873 shares of common stock were outstanding as of February 28, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON CO

*	As reported on the most recently filed Annual Report on Form 10-K of the Issuer, 46,218,873 shares of common stock were outstanding as of February 28, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGCOF Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,375,000 (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,375,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON OO

*	As reported on the most recently filed Annual Report on Form 10-K of the Issuer, 46,218,873 shares of common stock were outstanding as of February 28, 2014.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.0068 par value per share (“Common Stock”), of ANN INC., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7 Times Square, New York, NY 10036.

Item 2. Identity and Background.

(a) – (c) This Statement is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: GGC Public Equities Opportunities, L.P. (“GGCPE”), GGC Public Equities Opportunities Blocker Corporation, Ltd. (“Blocker”), Golden Gate Capital Opportunity Fund, L.P. (“GGCOF”), Golden Gate Capital Opportunity Fund-A, L.P. (“GGCOF-A”), GGCOF Co-Invest, L.P. (“Co-Invest”), GGCOF Co-Invest Management, L.P. (“Co-Invest GP”), GGC Opportunity Fund Management, L.P. (“Fund GP”), GGC Opportunity Fund Management GP, Ltd. (“Ultimate GP”) and GGCOF Management, LLC (“Ultimate Parent”) (collectively, the “Reporting Persons”). Blocker is the sole general partner of GGCPE. GGCOF, GGCOF-A and Co-Invest (the “Funds”) hold all of the limited partnership interests in GGCPE and all of the equity interests in Blocker. Co-Invest GP is the sole general partner of Co-Invest. Fund GP is the sole general partner of GGCOF, GGCOF-A and Co-Invest GP. Ultimate GP is the sole general partner of Fund GP. Ultimate Parent holds all of the equity interests in Ultimate GP. As a result, each of Blocker, the Funds, Co-Invest GP, Fund GP, Ultimate GP and Ultimate Parent may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the shares of Common Stock held by GGCPE. Ultimate Parent has ultimate voting and dispositive authority over all of the shares of Common Stock held by GGCPE and is governed by its board of managers. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

The principal business address for each of the Reporting Persons is c/o Golden Gate Capital, One Embarcadero Center, 39th Floor, San Francisco, California 94111.

The principal business of GGCPE is that of a private investment fund engaging in the purchase and sale of public equity investments for its own account. The principal business of Blocker is to act as the general partner of GGCPE. The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of Co-Invest GP is to act as the general partner of various investment funds, including Co-Invest. The principal business of Fund GP is to act as the general partner of various investment funds, including GGCOF and GGCOF-A, as well as to act as the general partner of Co-Invest GP. The principal business of Ultimate GP is to act as the general partner of Fund GP. The principal business of Ultimate Parent is to act as the sole shareholder of Ultimate GP.

Certain information required by this Item 2 concerning the executive officers, controlling persons and directors of Ultimate Parent is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all managers of Ultimate Parent) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A hereto (including all executive officers and directors of Ultimate Parent) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GGCPE, the Funds, Co-Invest GP and Fund GP are limited partnerships organized under the laws of the Cayman Islands. Blocker and Ultimate GP are exempted companies organized under the laws of the Cayman Islands. Ultimate Parent is a limited liability company organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

In the aggregate, the Reporting Persons beneficially own, as of March 20, 2014, 4,375,000 shares of Common Stock. The aggregate purchase price for such shares was approximately $156.2 million (inclusive of commissions). The source of such funds was the general working capital of GGCPE, which primarily consists of capital committed by the partners of the Funds. In addition, GGCPE may from time to time utilize margin loan facilities maintained on behalf of its portfolio of equity securities in the ordinary course of business with Goldman Sachs Execution & Clearing, L.P. on customary terms and conditions to supplement such amounts. The shares are held in a commingled margin account that permits (subject to applicable federal margin regulations, stock exchange rules and credit policies) GGCPE to receive margin credit under certain circumstances. In such instances, all of the positions held in the margin account are pledged as collateral security for the repayment of any debit balance on the account.

Item 4. Purpose of Transaction.

The Reporting Persons are experienced public and private equity and specialty retail investors and believe that the Common Stock is an attractive investment that is undervalued by market participants. The Reporting Persons have great respect for the Issuer, its management team and its Board of Directors (the “Board”) and intend to engage with them collaboratively and constructively.

The Reporting Persons are in the early stages of discussions with the Issuer and look forward to sharing their views. The Reporting Persons plan to leverage their significant retail expertise and public and private equity experience to assist in creating value for the Issuer’s shareholders.

The Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or the Common Stock or selling some or all of the Common Stock, engaging in hedging or similar transactions involving securities relating to the Issuer or the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) In the aggregate, the Reporting Persons beneficially own, as of March 20, 2014, 4,375,000 shares of Common Stock. Such shares represent 9.5% of the Issuer’s outstanding Common Stock (based upon 46,218,873 shares of Common Stock outstanding as of February 28, 2014, as reported in the Issuer’s most recently filed Annual Report on Form 10-K). Each of GGCPE, Blocker, the Funds, Co-Invest GP, Fund GP and Ultimate GP have shared dispositive power with each other with respect to the shares of Common Stock owned by GGCPE. Ultimate Parent has sole dispositive power with respect to all of the shares of Common Stock owned by GGCPE.

As a result of the relationships described in this Statement, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock owned by GGCPE. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Common Stock acquired by GGCPE, that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) All transactions with respect to the Common Stock effected during the past sixty days by any of the Reporting Persons are set forth on Schedule B hereto, which is incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 is incorporated herein by reference.

GGCPE has sold American-style put options in the over-the-counter market referencing an aggregate of 284,000 shares of Common Stock. The options have a volume weighted average strike price of $35.04 and expire on March 22, 2014. Certain of the options are further described in Item 5(c).

Except for the arrangements described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Letter to the Chief Executive Officer and Chief Financial Officer of the Issuer, dated March 20, 2014 (filed herewith).

Exhibit 2 Joint Filing Undertaking dated as of March 20, 2014 by and among GGC Public Equities Opportunities, L.P., GGC Public Equities Opportunities Blocker Corporation, Ltd., Golden Gate Capital Opportunity Fund, L.P., Golden Gate Capital Opportunity Fund-A, L.P., GGCOF Co-Invest, L.P., GGCOF Co-Invest Management, L.P., GGC Opportunity Fund Management, L.P., GGC Opportunity Fund Management GP, Ltd. and GGCOF Management, LLC (filed herewith).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 20, 2014

GGC Public Equities Opportunities, L.P.

By: GGC Public Equities Opportunities Blocker Corporation, Ltd. Its: General Partner

/s/ David C. Dominik
By: David C. Dominik Its: Director

GGC Public Equities Opportunities Blocker Corporation, Ltd.

/s/ David C. Dominik
By: David C. Dominik Its: Director

Golden Gate Capital Opportunity Fund, L.P. Golden Gate Capital Opportunity Fund-A, L.P.

By: GGC Opportunity Fund Management, L.P. Its: General Partner

By: GGC Opportunity Fund Management GP, Ltd. Its: General Partner

/s/ David C. Dominik
By: David C. Dominik Its: Director

GGCOF Co-Invest, L.P.

By: GGCOF Co-Invest Management, L.P. Its: General Partner

By: GGC Opportunity Fund Management, L.P. Its: General Partner

By: GGC Opportunity Fund Management GP, Ltd. Its: General Partner

/s/ David C. Dominik
By: David C. Dominik Its: Director

GGCOF Co-Invest Management, L.P.

By: GGC Opportunity Fund Management, L.P. Its: General Partner

By: GGC Opportunity Fund Management GP, Ltd. Its: General Partner

/s/ David C. Dominik
By: David C. Dominik Its: Director

GGC Opportunity Fund Management, L.P.

By: GGC Opportunity Fund Management GP, Ltd. Its: General Partner

/s/ David C. Dominik
By: David C. Dominik Its: Director

GGC Opportunity Fund Management GP, Ltd.

/s/ David C. Dominik
By: David C. Dominik Its: Director

GGCOF Management, LLC

/s/ David C. Dominik
By: David C. Dominik Its: Manager

SCHEDULE A

CERTAIN INFORMATION REGARDING

THE PERSONS CONTROLLING THE REPORTING PERSONS

Ultimate Parent. Ultimate Parent is a limited liability company organized under the laws of the State of Delaware and is governed by its board of managers. David C. Dominik, who is a citizen of the United States, holds a controlling amount of the outstanding equity interests in Ultimate Parent and currently serves as the only member of its board of managers and its only officer. Mr. Dominik’s principal occupation is serving as Managing Director of Golden Gate Capital. The business address of Mr. Dominik is c/o Golden Gate Capital, One Embarcadero Center, 39th Floor, San Francisco, California 94111.

SCHEDULE B

TRANSACTIONS WITH RESPECT TO THE COMMON STOCK

EFFECTED BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

The following tables set forth all transactions with respect to the Common Stock effected during the past sixty days by any of the Reporting Persons.

GGCPE acquired shares of Common Stock in open market purchases as follows:

Date of Transaction	Number of Shares	Price Per Share(1)
January 21, 2014	100,000	$35.01
January 22, 2014	80,000	$34.80
January 23, 2014	80,000	$34.21
January 24, 2014	65,000	$34.21
January 27, 2014	80,000	$33.15
January 29, 2014	40,000	$32.29
January 30, 2014	40,000	$32.34
January 31, 2014	40,000	$32.28
February 3, 2014	40,000	$31.50
February 4, 2014	40,000	$31.37
February 5, 2014	40,000	$31.34
February 7, 2014	35,000	$33.44
February 10, 2014	35,000	$32.92
February 11, 2014	7,000	$33.00
February 12, 2014	40,000	$33.17
February 13, 2014	40,000	$33.27
February 14, 2014	11,800	$33.37
February 18, 2014	44,000	$33.73
February 19, 2014	50,000	$33.92
February 20, 2014	50,000	$33.61
February 21, 2014	11,500	$33.92
February 24, 2014	50,000	$34.42

Date of Transaction	Number of Shares	Price Per Share(1)
February 28, 2014	40,000	$35.76
March 3, 2014	40,000	$35.45
March 4, 2014	30,500	$35.73
March 5, 2014	35,000	$35.69
March 6, 2014	75,000	$35.54
March 7, 2014	100,000	$36.15
March 10, 2014	300,000	$35.97
March 11, 2014	250,000	$36.23
March 12, 2014	350,000	$35.17
March 13, 2014	300,000	$34.91
March 14, 2014	200,000	$37.85
March 17, 2014	350,000	$37.81
March 18, 2014	200,000	$37.49
March 19, 2014	175,000	$37.56
March 20, 2014	137,500	$37.45

(1)	Inclusive of commissions.

GGCPE sold American-style put options expiring on March 22, 2014 in the over-the-counter market as follows:

Date of Transaction	Number of Shares	Strike Price	Net Proceeds(1)
January 21, 2014	15,000	$34.00	$19,500.00
January 21, 2014	15,000	$35.00	$25,590.00
January 23, 2014	8,000	$33.00	$9,759.20
January 24, 2014	6,000	$33.00	$7,065.00

(1)	Net of commissions.